Exhibit 99.1

REGULATED INFORMATION

Nyxoah Reports Second Quarter and First Half 2026 Financial and Operating Results

U.S. commercial execution driving continued launch momentum resulting in 22% sequential U.S. revenue growth in Q2 2026 over Q1 2026

Mont-Saint-Guibert, Belgium – August 5, 2026, 10:05pm CET / 4:05pm ET – Nyxoah SA (Euronext Brussels/Nasdaq: NYXH) (“Nyxoah” or the “Company”), a medical technology company focused on the development and commercialization of innovative solutions to treat Obstructive Sleep Apnea (OSA), today reported financial and operating results for the second quarter and first half of 2026.

Financial and Operating Highlights

●	Financials
o	U.S. net revenue for the second quarter of 2026 was €5.2 million, 22% sequential growth over U.S. net revenue for the first quarter of 2026
o	Global net revenue for the second quarter of 2026 was €7.7 million, 21% sequential growth over global net revenue for the first quarter of 2026
o	Global net revenue for the first half of 2026 was €14.0 million, as compared to €2.4 million for the first half of 2025
o	Secured $110 million in aggregate financing during the second quarter of 2026. As of June 30, 2026, cash and cash equivalents and financial assets totaled €97.8 million
●	Leading U.S. commercial indicators
o	40 active sales reps, focused on covering 200 high volume HGNS accounts
o	55 new surgeons trained in Q2, bringing the total to 262 surgeons trained
o	89 new accounts activated in Q2, bringing the total to 180 active high-volume accounts
o	427 patients actively under prior authorization entering Q3 2026, a 77% increase over the number of patients actively under prior authorization entering Q2 2026
●	U.S. reimbursement landscape
o	100% approval rate on reviewed prior authorization submissions
o	Clarity for Genio, with Medicare C-code 8011 and existing commercial payers CPT codes
o	CMS proposed reimbursement increases in both hospital outpatient and ambulatory surgical centers of 12% and 15% respectively for 2027
o	Upcoming CPT editorial panel meetings to involve AAO-HNS and industry discussing comprehensive HGNS coding
●	Hosted investor day on July 8 – Link to the replay
o	Featured independent perspectives from ENT and Sleep physicians, who highlighted Genio’s differentiated clinical profile and their intent to expand utilization across their patient populations
o	Reimbursement expert group confirmed the strength and durability of long-term HGNS coverage, with Genio well positioned across future coding scenarios

“The doubling of active accounts in Q2 and the strong acceleration of our patient pipeline, demonstrate the growing acceptance and excitement around Genio by physicians and patients,” commented Olivier Taelman, Chief Executive Officer of Nyxoah. “With a dedicated Genio C-code for Medicare patients and another quarter of 100% prior-authorization approval for commercial and WISeR patients, we are confident that the current reimbursement landscape supports our accelerating U.S. revenue growth. The recent closing of our $110 million financing provides the capital needed to further invest in Genio’s U.S. commercial organization in the second half of 2026.”

Results for the Three and Six Months Ended June 30, 2026

Revenue

●	Net revenue in the second quarter of 2026 was €7.7 million, compared to €1.3 million in the second quarter of 2025. Net revenue in the first half of 2026 was €14.0 million, as compared to €2.4 million for the first half of 2025. The increases in net revenue were primarily driven by the continued expansion of U.S. commercialization activities following FDA approval in August 2025, as well as growth in international markets.

Cost of Goods Sold

●	Cost of goods sold was €3.1 million for the second quarter of 2026, resulting in gross profit of €4.6 million and a gross margin of 60% for the second quarter of 2026, compared to cost of goods sold of €0.5 million in the second quarter of 2025, resulting in gross profit of €0.9 million and a gross margin of 63% in the second quarter of 2025. The increase in cost of goods sold was primarily driven by an increase in revenue. The decrease in gross margin was primarily due to a higher mix of U.S. revenue.
●	Cost of goods sold in the first half of 2026 was €5.8 million, as compared to €0.9 million for the first half of 2025, resulting in gross profit of €8.2 million and a gross margin of 59% in the first half of 2026, compared to gross profit of €1.5 million and a gross margin of 63% in the first half of 2025. The decrease in gross margin was primarily due to production yield issues in the first quarter of 2026 and higher mix of U.S. revenue.

Research and Development

●	For the second quarter of 2026, research and development expenses were €9.5 million, versus €10.1 million for the second quarter of 2025. For the first half of 2026, research and development expenses were €18.3 million, versus €19.0 million for the first half of 2025. The decreases in research and development expenses were primarily due to a decrease in product development expenses.

Selling, General and Administrative

●	For the second quarter of 2026, selling, general and administrative expenses were €15.6 million, versus €10.7 million for the second quarter of 2025. For the first half of 2026, selling, general and administrative expenses were €31.0 million, versus €23.1 million for the first half of 2025. The increases in selling, general and administrative expenses were primarily driven by the continued build-out of the Company’s U.S. commercial organization, including sales, marketing, and market access functions.

Operating Loss

●	Total operating loss for the second quarter of 2026 was €20.6 million, versus €19.9 million in the second quarter of 2025. Total operating loss for the first half of 2026 was €41.1 million, versus €40.5 million in the first half of 2025. The increases in operating loss reflect increased net revenue offset by increased investments to support the build-out of the Company’s U.S. commercial organization.

Cash Position

Cash and cash equivalents and financial assets totaled €97.8 million at June 30, 2026, compared to €48.0 million at December 31, 2025.

Financial Guidance for the full year 2026

●	The Company continues to expect worldwide net revenue for the full year 2026 to be in the range of €36 million to €40 million.
●	The Company continues to expect gross margin for the full year 2026 to be in the range of 60% to 62%.
●	The Company now expects total operating expenses for the full year 2026 to be in the range of €99 million to €102 million. This increase of approximately €1 million is due to the one-time share-based compensation expense of approximately €0.9 million associated with the repricing of employee equity incentive arrangements recorded in the second quarter.
●	The Company continues to expect non-GAAP cash operating expenses for the full year 2026 to be in the range of €88 million to €90 million. Non-GAAP cash operating expenses reflect expected total operating expenses less non-cash expenses such as depreciation, amortization, and share-based compensation.

Conference call and webcast presentation

Company management will host a conference call to discuss financial results on Wednesday, August 5, 2026, beginning at 10:30pm CET / 4:30pm ET.

A webcast of the call will be accessible via the Investor Relations page of the Nyxoah website or through this link: Nyxoah’s Q2 Earnings Call Webcast. For those not planning to ask a question to management, the Company recommends listening via the webcast.

If you plan to ask a question, please use the following link: Nyxoah’s Q2 2026 Earnings Call. After registering, an email will be sent, including dial-in details and a unique conference call access code required to join the live call. To ensure you are connected prior to the beginning of the call, the Company suggests registering a minimum of 10 minutes before the start of the call.

The archived webcast will be available for replay shortly after the close of the call.

Non-GAAP financial measures

This press release includes non-GAAP (Generally Accepted Accounting Principles) financial measures, including non-GAAP cash operating expenses. Non-GAAP cash operating expenses are calculated by excluding from GAAP certain operating expense items, including depreciation, amortization, capitalized research and development expenses, impairment losses on intangible assets, and share-based compensation. These non-GAAP financial measures are presented because the Company believes they are useful indicators of its operating performance. Management uses these non-GAAP financial measures as measures of the Company’s operating performance and for planning purposes, including the preparation of the Company’s annual operating budget and financial projections. The Company believes these measures are useful to investors as supplemental information because they are frequently used by analysts, investors and other interested parties to evaluate companies in its industry. These non-GAAP financial measures should not be considered alternatives to, or superior to, any other performance measure derived in accordance with GAAP. They should not be construed to imply that the Company’s future results will be unaffected by unusual or non-recurring items. The Company’s definitions of non-GAAP cash operating expenses are not necessarily comparable to other similarly titled captions of other companies due to different methods of calculation.

About Nyxoah

Nyxoah is a medical technology company focused on the development and commercialization of innovative solutions to treat OSA. Nyxoah’s lead solution is the Genio system, a patient-centered, leadless and battery-free hypoglossal neurostimulation therapy for OSA, the world’s most common sleep disordered breathing condition that is associated with increased mortality risk and cardiovascular comorbidities. Nyxoah is driven by the vision that OSA patients should enjoy restful nights and feel enabled to live their life to its fullest.

Following the successful completion of the BLAST OSA study, the Genio system received its European CE Mark in 2019. Nyxoah completed two successful IPOs: on Euronext Brussels in September 2020 and NASDAQ in July 2021. Following the positive outcomes of the BETTER SLEEP study, Nyxoah received CE mark approval for the expansion of its therapeutic indications to Complete

Concentric Collapse (CCC) patients, currently contraindicated in competitors’ therapy. Additionally, the Company announced positive outcomes from the DREAM IDE pivotal study in 2024 and receipt of approval from the FDA in August 2025.

For more information, please visit http://www.nyxoah.com.

Caution – CE marked since 2019. FDA approved in August 2025 as prescription-only device.

Forward-looking statements

Certain statements, beliefs and opinions in this press release are forward-looking, which reflect the Company’s or, as appropriate, the Company directors’ or management’s current expectations regarding the Genio system; the potential advantages of the Genio system; Nyxoah’s goals with respect to the potential use of the Genio system; the Company’s commercialization strategy and entrance to the U.S. market; the Company’s results of operations, financial condition, liquidity, performance, prospects, growth, future revenue, future operating expenses, future gross margins and strategies. By their nature, forward-looking statements involve a number of risks, uncertainties, assumptions and other factors that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements. These risks, uncertainties, assumptions and factors could adversely affect the outcome and financial effects of the plans and events described herein. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the Securities and Exchange Commission (“SEC”) on March 26, 2026 and subsequent reports that the Company files with the SEC. A multitude of factors including, but not limited to, changes in demand, competition and technology, can cause actual events, performance or results to differ significantly from any anticipated development. Forward-looking statements contained in this press release regarding past trends or activities are not guarantees of future performance and should not be taken as a representation that such trends or activities will continue in the future. In addition, even if actual results or developments are consistent with the forward-looking statements contained in this press release, those results or developments may not be indicative of results or developments in future periods. No representations and warranties are made as to the accuracy or fairness of such forward-looking statements. As a result, the Company expressly disclaims any obligation or undertaking to release any updates or revisions to any forward-looking statements in this press release as a result of any change in expectations or any change in events, conditions, assumptions or circumstances on which these forward- looking statements are based, except if specifically required to do so by law or regulation. Neither the Company nor its advisers or representatives nor any of its subsidiary undertakings or any such person’s officers or employees guarantees that the assumptions underlying such forward-looking statements are free from errors nor does either accept any responsibility for the future accuracy of the forward-looking statements contained in this press release or the actual occurrence of the forecasted developments. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release.

CONSOLIDATED STATEMENTS OF LOSS AND OTHER COMPREHENSIVE LOSS (unaudited) (in thousands)

	For the three months ended		For the six months ended
	June 30		June 30
	2026	2025	2026	2025
Revenue	7,675	1,340	14,047	2,404
Cost of goods sold	(3,091)	(490)	(5,826)	(896)
Gross profit	€4,584	€850	€8,221	€1,508
Research and Development Expense	(9,543)	(10,059)	(18,347)	(19,048)
Selling, General and Administrative Expense	(15,618)	(10,672)	(30,992)	(23,063)
Other income/(expense)	(11)	31	29	115
Operating loss for the period	€(20,588)	€(19,850)	€(41,089)	€(40,488)
Financial income	1,179	2,858	2,468	5,480
Financial expense	(13,078)	(3,337)	(9,421)	(7,579)
Loss for the period before taxes	€(32,487)	€(20,329)	€(48,042)	€(42,587)
Income taxes	(477)	(278)	(868)	(404)
Loss for the period	€(32,964)	€(20,607)	€(48,910)	€(42,991)

Loss attributable to equity holders	€(32,964)	€(20,607)	€(48,910)	€(42,991)
Other comprehensive loss
Items that may be subsequently reclassified to profit or loss (net of tax)
Currency translation differences	310	232	1	230
Total comprehensive loss for the year, net of tax	€(32,654)	€(20,375)	€(48,909)	€(42,761)
Loss attributable to equity holders	€(32,654)	€(20,375)	€(48,909)	€(42,761)

Basic Loss Per Share (in EUR)	€(0.578)	€(0.551)	€(0.976)	€(1.149)
Diluted Loss Per Share (in EUR)	€(0.578)	€(0.551)	€(0.976)	€(1.149)

Unaudited condensed consolidated interim financial information as at and for the six months ended June 30, 2026 – Interim consolidated statement of financial position (unaudited) (in thousands)

	As at
	June 30	December 31
	2026	2025
ASSETS
Non-current assets
Property, plant and equipment	4,159	4,052
Intangible assets	48,016	50,108
Right of use assets	1,775	1,293
Deferred tax asset	10	87
Other long-term receivables	1,831	1,718
	€55,791	€57,258
Current assets
Inventory	3,706	4,660
Trade receivables	6,849	5,254
Contract assets	100	261
Other receivables	3,432	2,209
Other current assets	803	828
Financial assets	33,670	18,000
Cash and cash equivalents	64,115	30,001
	€112,675	€61,213
Total assets	€168,466	€118,471

EQUITY AND LIABILITIES
Share capital and reserves
Share capital	7,075	6,505
Share premium	415,011	335,134
Share based payment reserve	13,468	12,395
Other comprehensive income	1,125	1,124
Retained loss	(353,570)	(306,029)
Total equity attributable to shareholders	€83,109	€49,129

LIABILITIES
Non-current liabilities
Financial debt	34,976	17,670
Lease liability	1,326	637
Provisions	1,022	1,396
Deferred tax liability	45	—
Contract liability	722	681
	€38,091	€20,384
Current liabilities
Financial debt	23,135	22,990
Lease liability	551	779
Trade payables	12,638	13,727
Current tax liability	4,020	3,939
Contract liability	1,000	894
Other liability	5,922	6,629
	€47,266	€48,958
Total liabilities	€85,357	€69,342
Total equity and liabilities	€168,466	€118,471

Non-GAAP Financial Measures

The following table contains a reconciliation of GAAP operating expenses to non-GAAP cash operating expenses for the three and six months ended June 30, 2026 and 2025, respectively.

	Three Months Ended		Six Months Ended
	June 30,		June 30,
Unaudited – In thousands	2026	2025	2026	2025
GAAP R&D Operating Expenses	€9,543	€10,059	€18,347	€19,048
Depreciation and amortization	(1,470)	(418)	(2,746)	(829)
Impairment of intangibles	—	—	—	—
Share-based compensation	(254)	(105)	(332)	(415)
Capitalized R&D	—	690	159	1,554
Non-GAAP Cash R&D Operating Expenses	€7,819	€10,226	€15,428	€19,358

GAAP SG&A Operating Expenses	€15,618	€10,672	€30,992	€23,063
Depreciation	(342)	(356)	(782)	(719)
Share-based compensation	(1,308)	(782)	(2,111)	(2,447)
Non-GAAP Cash SG&A Operating Expenses	€13,968	€9,534	€28,099	€19,898

Contacts:

Nyxoah

John Landry, CFO

IR@nyxoah.com

Rémi Renard

Head of Investor Relations & Corporate Communication

IR@nyxoah.com